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FOR IMMEDIATE RELEASE	News
December 17, 2010	Nasdaq Capital Market- GTIM

Good Times Restaurants Inc. Announces Closing of $2.1m Stock Purchase Agreement

(GOLDEN, CO)  Good Times Restaurants Inc. (GTIM) today announced that on December 13, 2010 it closed on a stock purchase transaction with Small Island Investments Ltd. ("SII") for the sale of 4,200,000 shares of its common stock for an aggregate purchase price of $2.1 million following shareholder approval of the transaction.  The Company also reported that it had simultaneously entered into an Amended Credit Agreement with Wells Fargo Bank on its existing term loan that modifies certain financial loan covenants and collateral commitments, but without any change to the interest rate or term of the loan.  The Company had been in technical default of certain loan covenants but had never been in any payment default and is now in full compliance with the modified covenants.

Boyd Hoback, President & CEO said "The proceeds of the equity transaction along with continued improvement in our operating results allowed us to reduce short term debt and liabilities and provides additional strength to our balance sheet and working capital position.  We will continue to reinvest in our existing restaurants as we look toward future growth as liquidity returns to the capital markets for new company owned and franchised store development.  In the near term we are focused on building cash flow from our existing asset base through continued sales growth and margin improvement."

The Company's Board of Directors approved a one for three reverse split of the Company's common stock that was also approved by shareholders at the Special Meeting on December 13, 2010.  The reverse split will be effective as of December 31, 2010.  Hoback added "The equity transaction and the reverse split allow us to maintain our listing on the Nasdaq Capital Market as we evaluate possible further long term strategic moves to improve shareholder value and liquidity."

Mastodon Ventures Inc. provided strategic advisory services to the Company in the transaction.  A fairness opinion for the SII transaction was provided to the Board of Directors by Woodville Hall Capital, LLC, of Middleburg, Virginia

Good Times is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% breast of chicken sandwiches, fresh frozen custard, fresh squeezed lemonades and other unique offerings.  Good Times currently operates and franchises 49 restaurants.

SII is a Bermuda corporation based in Boston, Massachusetts and is an affiliate of a company that owns and operates three restaurant brands operating in Canada and the United States generating approximately $75 million in annual revenues.  Bellmark Partners, LLC acted as SII's financial advisor in connection with the transaction.

This press release contains forward looking statements within the meaning of federal securities laws.  The words "intend," "may," "believe," "will," "should," "anticipate," "expect," "seek" and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-K for the fiscal year ended September 30, 2009 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440